SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ/MF): 42.150.391/0001-70

Publicly Traded Company

MATERIAL FACT

Braskem S.A. (“Braskem”), in accordance with Article 157, Paragraph 4 of Federal Law 6,404/76 (“Brazilian Law of Corporations”) and CVM Instructions 319/99 and 358/02, announces to shareholders and the general market that its Board of Directors approved, on February 6, 2012, the convening of an Extraordinary Shareholders’ Meeting to be held on an opportune date and time to be defined and communicated via publication of the respective Call Notice in accordance with the law, to deliberate on the merger of the wholly owned subsidiary Ideom Tecnologia Ltda. (“Ideom”) by Braskem (“Merger”).

The Merger is part of the ownership reorganization strategy of Ideom, a technology company, and Braskem and seeks to simplify the current ownership structures of both companies, which will enable reductions in financial, administrative and operational costs. The Merger also seeks to consolidate the operations of Ideom by Braskem, which will be the general successor of all assets, rights and obligations of Ideom, in accordance with the head paragraph of Article 227 of Brazilian Law of Corporations.

Ideom is a limited liability company and Braskem currently owns 100% of its capital, which means that the Merger will not result in a capital increase at Braskem or the issue of shares by Braskem to substitute the ownership interests in Ideom. All twenty-four million, four hundred thousand, nine hundred and seventy-four (24,400,974) ownership interests issued by Ideom and held by Braskem will be cancelled, in accordance with Article 226, Paragraph 1 of Brazilian Law of Corporations. Considering further that Braskem is the sole shareholder of Ideom and that the approval of the Merger will require a vote in favor by Braskem, there will be no exercise of withdrawal rights arising from the Merger.

In accordance with Articles 8 and 227 of Brazilian Law of Corporations, the specialized firm PricewaterhouseCoopers Auditores Independentes (“PwC”) was contracted, whose recommendation and appointment must be ratified by the general meeting of the shareholders of Braskem and the meeting of partners of Ideom, to conduct the valuation of the net book value of Ideom based on the audited Financial Statements dated December 31, 2011 (“Base Date”) and the preparation of the respective report (“Valuation Report”) for the purposes of the Merger.

PwC is a company headquartered in the city and state of São Paulo at Av. Francisco Matarazzo, 1400, do 1º ao 18º andares, Torre Torino and with a branch office in the city of Salvador at Av. Tancredo Neves, nº 620, 30º e 34º andares do Edifício Empresarial Mundo Plaza, Caminho das Árvores, CEP 41820-020, registered secondarily at the Regional Accounting Board of the State of Bahia under CRC 2SP000160/O-5 “F” BA and registered in the roll of corporate taxpayers (CNPJ/MF) under number 61.562.112/0004-73.

According to the valuation conducted, the net book value of Ideom to be merged by Braskem is twenty million, seven hundred sixty-one thousand, seven hundred and thirty-six reais and two cents (R$ 20,761,736.02). Braskem will absorb any changes in the net book value of Ideom that occur between the Base Date and the date of the Merger.

To the best knowledge of the management teams of Braskem and Ideom, no material liabilities or contingencies exist that have not already been duly recorded.

Regarding PwC, to the best knowledge of the management teams of Braskem and Ideom, there are no conflicts or community of interests, either present or potential, involving the controlling shareholders or the minority shareholders of the companies involved in the Merger.

The estimated cost of carrying out the Merger is fifty thousand reais (R$ 50,000.00), which includes the expenses with publications and with the fees charged by the auditors, appraisers, consultants and lawyers.

Since Ideom has no minority shareholders, the CVM confirmed, through Official Letter CVM/SEP/GEA-3/N. 1389/11, that there is no justification for it moving to require the preparation of valuation reports of the net book values at market prices of the companies involved.

The Merger will be communicated to the BM&FBovespa S.A. - Securities, Commodities and Futures Exchange (BM&FBovespa), the Securities and Exchange Commission of Brazil (CVM), the U.S. Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE) and the Market for Latin-American Stocks in Euros (Latibex).

All documents referred to in this Material Fact related to the Merger, including the respective Protocol and Justification of Merger and the valuation report prepared by PwC, will be available to the shareholders of Braskem as of the publication date of the call notice for the Extraordinary General Meeting of Braskem and may be consulted at the headquarters and on the website of Braskem (www.braskem.com.br/ri), as well as at the headquarters and on the websites of the CVM (www.cvm.gov.br) and the BM&FBOVESPA (www.bmfbovespa.com.br).

São Paulo, February 6, 2012

__________________________________

Braskem S.A.

Marcela Drehmer

Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 06, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.